

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2017

Leo Ehrlich
Chief Executive Officer
Innovation Pharmaceuticals Inc.
100 Cummings Center, Suite 151-B
Beverly, MA 01915

Re: Innovation Pharmaceuticals Inc.
Registration Statement on Form S-3
Filed September 11, 2017
File No. 333-220419

Dear Mr. Ehrlich:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: David Crandall